UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Micron Technology, Inc.
(Name of Issuer)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

595112103
(CUSIP Number)

May 7, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP NO. 595112103	Page 2 of 6 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) STMICROELECTRONICS, N.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) Not Applicable.	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 69,169,366*
	6	SHARED VOTING POWER Not applicable.
	7	SOLE DISPOSITIVE POWER 69,169,366*
	8	SHARED DISPOSITIVE POWER Not applicable.
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,169,366*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.9%*
12		TYPE OF REPORTING PERSON (See Instructions) CO

(*)  See Item 4, below.

SCHEDULE 13G

CUSIP NO. 595112103	Page 3 of 6 Pages

Item 1 (a)	Name of Issuer:

Micron Technology, Inc.

Item 1 (b)	Address of Issuer’s Principal Executive Offices:

8000 South Federal Way, Boise, Idaho 83716-9632

Item 2 (a)	Name of Person Filing:

STMicroelectronics, N.V.

Item 2 (b)	Address of Principal Business Office:

The address of the principal business office of the filing person is:

Chemin Du Champ-Des-Filles, 39
1228 Plan-Les-Ouates
Geneva, Switzerland

Item 2 (c)	Citizenship:

The Netherlands

Item 2 (d)	Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2 (e)	CUSIP Number:

595112103

Item 3	Not applicable.

Item 4	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
69,169,366 shares

(b)	Percent of class:
6.9%*

SCHEDULE 13G

CUSIP NO. 595112103	Page 4 of 6 Pages

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:
69,169,366
(ii)	Shared power to vote or direct the vote:
Not applicable.
(iii)	Sole power to dispose or direct the disposition of:
69,169,366
(iv)	Shared power to dispose or direct the disposition of:
Not applicable.

(*)  Based upon information provided by Micron as of May 7, 2010, reflecting 993,819,110 shares outstanding.

ST acquired the Micron shares in connection with the acquisition by Micron of Numonyx Holdings B.V., a joint venture among ST, Intel Corporation and Francisco Partners.  ST has agreed that it will transfer approximately 2.3 million Micron shares to Intel in connection with the purchase of a Numonyx facility by ST.  These shares will be transferred to Intel upon the closing of the purchase of the facility, which is subject to standard closing conditions and is expected to occur in approximately 45 days.  Following the transfer of these shares to Intel, ST will own approximately 66.88 million Micron shares.

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

SCHEDULE 13G

CUSIP NO. 595112103	Page 5 of 6 Pages

Item 10	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP NO. 595112103	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STMICROELECTRONICS, N.V.

Dated: May 17, 2010	By:	/S/ Carlo Ferro
	Name:	Carlo Ferro
	Title:	Chief Financial Officer